SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No.   )

LAYNE CHRISTENSEN COMPANY

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

521050104

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(CUSIP Number of Class of Securities)

April 17, 2015

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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   RULE 13d-1(b)

☒  RULE 13d-1(c)

☐   RULE 13d-1(d)

13D

CUSIP NO. 521050104	Page 2 of 6

1) Name Of Reporting Person

Water Asset Management LLC

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2) Check The Appropriate Box If A Member Of A Group (See Instructions)

(a) ☒

(b) ☐

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3) SEC Use Only

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4) Citizenship Or Place Of Organization: New York

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5) Sole Voting Power:
NUMBER OF SHARES	1,000,049
BENEFICIALLY OWNED	--------------------------------------------
BY EACH REPORTING	6) Shared Voting Power 0
PERSON WITH	--------------------------------------------
7) Sole Dispositive Power:
1,000,049
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8) Shared Dispositive Power 0

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9) Aggregate Amount Beneficially Owned By Each Reporting Person : 1,000,049

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10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐

(See Instructions)

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11) Percent of Class Represented by Amount in Row (9):

5.09%*

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12) Type of Reporting Person (See Instructions) OO

*Beneficial ownership percentage is based upon 19,643,551 shares of common stock, $0.01 par value per share, of Layne Christensen Company, a Delaware corporation (the “Company”), issued and outstanding as of April 6, 2015, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, filed with the Securities and Exchange Commission on April 13, 2015.

ITEM 1(a). Name of Issuer:

Layne Christensen Company

ITEM 1(b). Address of Issuer's Principal Executive Offices:

1800 Hughes Landing Boulevard, Suite 700

The Woodlands, TX 77380

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ITEM 2(a). Names of Person Filing:

Water Asset Management LLC (the “Reporting Person”)

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

509 Madison Avenue, Suite 804

New York, NY 10022

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ITEM 2(c). Citizenship:

The Reporting Person is organized under the laws of the State of New York.

ITEM 2(d). Title of Class of Securities:

Common Stock

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ITEM 2(e). CUSIP Number: 521050104

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ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

The Reporting Person serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting power and dispositive authority over the 1,000,049 shares of common stock (the “Shares”) reported in this Schedule 13G.

(a)	Amount Beneficially Owned: 1,000,049 Shares

(b)	Percent of class: 5.09%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,000,049 Shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 1,000,049 Shares

(iv)	Shared power to dispose or to direct the disposition: 0

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 27, 2015

WATER ASSET MANAGEMENT LLC

By:        /s/ Marc Robert

Name: Marc Robert

Title: Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)